AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON JUNE 15, 2004

                                                    REGISTRATION NO. 333-

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 AMENDMENT NO. 2
                                       TO
                                    FORM S-2

                             REGISTRATION STATEMENT
                                    UNDER THE

                             SECURITIES ACT OF 1933

                              TASKER CAPITAL CORP.
             (Exact Name of Registrant as Specified in Its Charter)

            NEVADA                                     88-0426048
(State or Other Jurisdiction of                     (I.R.S. Employer
Incorporation or Organization)                    Identification No.)

                             ----------------------

                               100 MILL PLAIN RD.
                                DANBURY, CT 06811
                                 (203) 546-3555
               (Address, Including Zip Code, and Telephone Number,
        Including Area Code, of Registrant's Principal Executive Offices)

                          ROBERT P. APPLEBY, PRESIDENT
                               100 MILL PLAIN RD.
                                DANBURY, CT 06811
                                 (203) 546-3555
            (Name, Address, Including Zip Code, and Telephone Number,
                   Including Area Code, of Agent for Service)

                                 WITH COPIES TO:

                             DARRIN M. OCASIO, ESQ.
                       SICHENZIA ROSS FRIEDMAN FERENCE LLP
                             1065 AVENUE OF AMERICAS
                            NEW YORK, NEW YORK 10018
                                 (212) 930-9700

        APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC:

FROM TIME TO TIME, AT THE DISCRETION OF THE SELLING SHAREHOLDERS AFTER THE EFFECTIVE DATE OF THIS REGISTRATION STATEMENT

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. |X|

If the registrant elects to deliver its latest annual report to security holders, or a complete and legible facsimile thereof, pursuant to Item 11(a)(1) of this form, check the following box. |X|

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. |_|

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. |_|

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. |_|

If delivery of the prospectus is expected to be made pursuant to Rule 434, check the following box. |_|

                         CALCULATION OF REGISTRATION FEE

====================================================================================================================
                                                            PROPOSED            PROPOSED
 TITLE OF EACH CLASS OF SECURITIES TO    AMOUNT TO BE   MAXIMUM OFFERING   MAXIMUM AGGREGATE        AMOUNT OF
             BE REGISTERED               REGISTERED(1)   PRICE PER UNIT(2)   OFFERING PRICE(1)    REGISTRATION FEE
--------------------------------------------------------------------------------------------------------------------
Common Stock, $0.01 par value           16,000,000(3)        $ 0.38          $6,080,000.00           $770.34
--------------------------------------------------------------------------------------------------------------------
Common Stock, $0.01 par value           16,400,000(4)        $ 0.38          $6,232,000.00           $789.60
--------------------------------------------------------------------------------------------------------------------
Common Stock, $0.01 par value            1,700,000(5)        $ 0.38            $646,000.00            $81.85
--------------------------------------------------------------------------------------------------------------------
TOTAL                                   34,100,000                                                 $1,641.79*
====================================================================================================================

* Previously paid

(1) Includes shares of our common stock, par value $0.01 per share, which may be offered pursuant to this registration statement, which shares are issuable upon conversion of convertible debentures and the exercise of warrants by the selling stockholder. We are also registering such additional shares of common stock as may be issued as a result of the anti-dilution provisions contained in such securities. The number of shares of common stock registered hereunder represents a good faith estimate by us of the number of shares of common stock issuable upon conversion of the debentures and upon exercise of the warrants. Should the conversion ratio result in our having insufficient shares, we will not rely upon Rule 416, but will file a new registration statement to cover the resale of such additional shares should that become necessary.

(2) Estimated solely for purposes of calculating the registration fee in accordance with Rule 457(c) and Rule 457(g) under the Securities Act of 1933, using the average of the high and low price as reported on the Over-The-Counter Bulletin Board on May 10, 2004.

(3) Includes shares of common stock underlying convertible debentures.

(4) Includes shares of common stock underlying warrants.

(5) Represents shares of common stock.

THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE SECURITIES AND EXCHANGE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.

ITEM 16. EXHIBITS.

The exhibits filed as part of this Registration Statement are as follows:

EXHIBIT
NUMBER        DESCRIPTION
--------------------------------------------------------------------------------

5.1           Opinion of Counsel

23            Consent of Accountants

                                   SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant, Tasker Capital Corp., certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-2 and has duly caused this Registration Statement on Form S-2 to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Danbury, State of Connecticut on the 15th day of June 2004.

                                        TASKER CAPITAL CORP.

                                        Name: /s/ Robert P. Appleby
                                             -----------------------------------
                                        Title: President, Chief Executive
                                               Officer and Acting Chief
                                               Financial Officer

                                POWER OF ATTORNEY

Each person whose signature appears below constitutes and appoints Robert P. Appleby his or her true and lawful attorney in fact and agent, with full power of substitution and resubstitution, for him or her and in his or her name, place and stead, in any and all capacities, to sign any or all amendments (including post effective amendments) to the Registration Statement, and to sign any registration statement for the same offering covered by this Registration Statement that is to be effective upon filing pursuant to Rule 462(b) under the Securities Act of 1933, as amended, and all post effective amendments thereto, and to file the same, with all exhibits thereto, and all documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorney-in-fact and agent, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that said attorney-in-fact and agent, each acting alone, or his or her substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement on Form S-2 has been signed below by the following persons in the capacities and on the dates indicated:

         SIGNATURE                        TITLE                    DATE
----------------------------  -----------------------------  -------------------

By: /s/ Robert P. Appleby         President, Chief
   -----------------------     Executive Officer, Acting       June  14, 2004
    Robert P. Appleby           Chief Financial Officer
                                     and Director


By: /s/ Gordon Davis
   -----------------------
    Gordon Davis                        Director               June 14, 2004


By: /s/ James Burns
   -----------------------
    James Burns                         Director               June 14 2004